UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from ___________________ to ______________________

Commission File Number: 001-31277

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Partners Trust Bank Incentive Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Partners Trust Financial Group, Inc.

233 Genesee Street

Utica, New York 13501

REQUIRED INFORMATION

			Page
Report of Independent Registered Public Accounting Firm			1

Financial Statements:

	Statements of Net Assets Available for Benefits		2
	Statements of Changes in Net Assets Available for Benefits		3
	Notes to Financial Statements		4

Supplemental Schedule:

	Schedule H, Line 4i - Schedule of Assets Held at End of Year		10

Exhibits:

	Exhibit 23	Consent of Independent Registered Public Accounting Firm
	Exhibit 32.1	Written Statement of Plan Administrator (Chief Executive Officer
		Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley
		Act of 2002
	Exhibit 32.2	Written Statement of Chief Financial Officer of Partners Trust Bank
		(Chief Financial Officer Equivalent of Plan) Pursuant to Section 906
		of the Sarbanes-Oxley Act of 2002

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public
Accounting Firm Thereon)

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held at End of Year 10

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
Partners Trust Bank Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Partners Trust Bank Incentive Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Albany, New York
June 10, 2005

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
Assets	2004	2003
Investments in money market funds, at fair value (note 3)	$ 67,787	29,468
Investments in common/collective trust funds, at fair value (note 3)	6,567,477	3,117,867
Investments in mutual funds, at fair value (note 3)	14,283,964	4,014,222
Investment in Partners Trust Financial Group, Inc. common
stock, at fair value (note 3)	8,863,774	6,356,096
Loans to participants (note 4)	716,130	242,982
Investment in Retirement System Group Inc. common stock, at
fair value (note 3)	2,296	-
Total assets	30,501,428	13,760,635
Liabilities
Amounts due for pending investment purchases	12,778	9,210
Net assets available for benefits	$ 30,488,650	13,751,425
See accompanying notes to financial statements.

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003
	2004	2003
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (24,804)	4,357,632
Dividends	296,574	62,201
Interest	26,881	13,868
	298,651	4,433,701
Contributions:
Employee	1,393,281	1,253,028
Employer	425,952	289,686
	1,819,233	1,542,714
Transfer from merged plan (note 2)	17,012,179	-
Total additions	19,130,063	5,976,415
Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	(2,381,399)	(436,221)
Administrative expenses	(11,439)	(3,127)
Total deductions	(2,392,838)	(439,348)
Net additions	16,737,225	5,537,067
Net assets available for benefits, beginning of year	13,751,425	8,214,358
Net assets available for benefits, end of year	$ 30,488,650	13,751,425
See accompanying notes to financial statements.

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements included herein have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investments

The Plan's investments are stated at fair value. The value of the assets held in each mutual fund or common/collective trust are determined by quoted market price, where available, or calculated by RS Group Trust Company based on the fair values of the underlying assets of the funds. The value of shares of Partners Trust Financial Group, Inc. (Partners Trust) common stock is determined by reference to quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, disclosure of contingent assets and liabilities at the date of the financial statements, the reported amount of increases and decreases in net assets available for benefits during the reporting period, and the fair value of investments. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options, including common stocks, fixed income and equity mutual funds, and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2) Description of the Plan

The following description of the Partners Trust Bank Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description or the Plan document for more complete information regarding the Plan's provisions.

(a) General

The Plan is a participant-directed 401(k) plan covering all employees of the plan sponsor, Partners Trust Bank and its subsidiaries (the Bank) who have completed one year of service (subject to a 1,000 hour minimum service requirement) and have attained age 21 (see also note 2(h)). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Costs of Plan administration are paid by the Plan or by the Bank at its discretion.

(b) Contributions

Each year, participants may contribute any percentage of their pre-tax and 5% of their after-tax compensation, subject to limitations as defined in the Plan. The Bank matches participants' pre-tax contributions in the following manner: (a) 100% of the first 2% of a participant's pre-tax compensation contributed and (b) 50% of the participant's contribution between 2% and 4% of their pre-tax compensation. Participants' contributions are subject to certain limitations.

(c) Participants' Accounts

Participants' accounts are credited with the participants' contributions, the Bank's matching contributions, and the increase or decrease in value of the investment options selected.

(d) Vesting

The following vesting schedule for employer matching contributions applies to the Plan (see also note 2(h) and 2(i)):

Vested
Years of service	percentage
1	20%
2	40%
3	60%
4	80%
5	100%

(e) Payment of Benefits

Upon normal or early retirement, death or disability or severance from service, participants' benefits are paid in a lump-sum payment or distributed in installments.

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f) Forfeited Accounts

Forfeitures are applied to reduce the amount of subsequent employer matching contributions otherwise required to be made.

During 2004 and 2003, forfeitures of approximately $1,360 and $4,056, respectively, were used to reduce the required amount of employer matching contributions. Forfeitures available to reduce future employer matching contributions were $23,633 at December 31, 2004 and $0 at December 31, 2003.

(g) Inactive Accounts

Inactive accounts for participants who have terminated from the Plan, but for which disbursement has not been made, approximated $5,037,216 and $1,030,048 as of December 31, 2004 and 2003, respectively.

(h) Eligibility and Vesting Related to Former Herkimer County Trust Company Employees

Effective December 27, 2002, the Bank acquired Herkimer County Trust Company (Herkimer). In connection with the acquisition, with respect to an employee formerly employed by Herkimer and who became an employee of the Bank on or after October 1, 2002, former employment with Herkimer shall be deemed employment with the Bank for purposes of determining eligibility to participate and vested service under the Plan.

(i) Merger with BSB Bank & Trust Company 401(k) Savings Plan

Effective July 14, 2004 the Bank merged with BSB Bank & Trust Company (BSB), a wholly owned subsidiary of BSB Bancorp, Inc. In connection with the acquisition, the BSB Bank & Trust Company 401(k) Savings Plan (BSB Plan) was merged with and into the Plan on July 31, 2004. With respect to an employee formally employed by BSB and who became an employee of the Bank in connection with the merger, former employment with BSB shall be deemed to be employment with the Bank.

The vesting schedule for employer matching contributions made by BSB is as follows:

Vested
Years of service	percentage
1	33%
2	66%
3	100%

For purposes of determining this vested percentage, all years of service with BSB and the Bank shall be included. Employer matching contributions made by the Bank will vest in accordance with the Plan's vesting schedule.

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3) Investments

The following table presents the fair value of the Plan's investments as of December 31, 2004 and 2003:

Description of investment	2004		2003
Investments in money market funds:
Federated Prime Obligations Fund	$ 67,787		29,468
Investments in common/collective trust funds managed by
RS Group Trust Company:
Aggressive Asset Allocation	1,409,265		1,133,448	*
Moderate Asset Allocation	1,106,779		678,227
Conservative Asset Allocation	416,490		363,761
Stable Value Fund	3,634,943	*	942,431	*
	6,567,477		3,117,867
Investments in mutual funds managed by RSI Retirement
Trust:
Core Equity Fund	2,918,695	*	870,605	*
Emerging Growth Equity Fund	394,797		369,237
Value Equity Fund	3,100,437	*	1,103,421	*
Actively Managed Bond Fund	547,753		596,609
	6,961,682		2,939,872	*
Investments in other mutual funds:
Alger MidCap Growth Fund	1,453,182		263,904
Alger LargeCap Growth Fund	126,257		132,917
American Century International Growth Fund	106,433		129,137
Neuberger & Berman Genesis Trust Fund	2,322,560	*	548,392
Janus Adviser Large Cap Growth	502,462		-
S&P 500 Index Fund	1,495,417		-
PIMCO Total Return Fund	1,315,971		-
	7,322,282		1,074,350
Total investments in mutual funds	14,283,964		4,014,222
Investment in common stock:
Partners Trust Financial Group, Inc.	8,863,774	*	6,356,096	*
Retirement System Group Inc.	2,296		-
Total investments in common stock	8,866,070		6,356,096
Loans to participants	716,130		242,982
Total investments	$ 30,501,428		13,760,635

* Denotes an investment that represents 5% or more of the Plan's net assets at December 31, 2004 or 2003, respectively.

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan's investments appreciated (depreciated) in value (including realized gains and losses on investments bought and sold, as well as held during the year) as follows:

	2004	2003
Investments - common/collective trust funds	$ 297,637	326,213
Investments in mutual funds managed by RSI Retirement
Trust	611,583	454,535
Investments in other mutual funds	596,703	257,989
Investments in common stock	(1,530,727)	3,318,895
Total	$ (24,804)	4,357,632

(4) Loans to Participants

Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loans shall be for a fixed term of not more than five years, except that a loan which shall be used to acquire any dwelling which within a reasonable time is to be used as a principal residence of the borrower, may, at the discretion of the Partners Trust Employee Benefit Committee (the Committee), be made for a term as determined by the Committee, based on maturity dates quoted at local commercial banks. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime rounded to the nearest 1/4% plus 1%, as determined by the prime rate published in the Wall Street Journal on the first day of the month in the month of the borrowing. The range of interest rates on the loans outstanding at December 31, 2004 and 2003 was 3.25% to 6.75% and 5.00% to 5.75%, respectively. Only one loan is permitted at a time. Due to the merger with the BSB Plan lower interest rate loans were transferred into the Plan which is indicated by the floor rate in the 2004 range.

(5) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust and RSGroup Trust Company. RSI Retirement Trust and RSGroup Trust Company are related entities with Retirement System Group Inc. RSGroup Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investments in these mutual funds represented approximately 44% and 44% of the Plan's net assets available for benefits at December 31, 2004 and 2003, respectively. RSGroup Trust Company also serves as the recordkeeper for the Plan.

Certain Plan investments are shares of Partners Trust common stock. The Bank is a wholly owned subsidiary of Partners Trust, and, therefore, these transactions qualify as party-in-interest transactions. The investment in Partners Trust common stock represented approximately 29% and 46% of the Plan's net assets available for benefits at December 31, 2004 and 2003, respectively.

(6) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(7) Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated April 30, 2001, that the Plan is qualified and the related trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
PARTNERS TRUST BANK
INCENTIVE SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2004
	Identity of issue	Description of investment	Current value
*	RSI Retirement Trust	Core Equity Fund - 35,357 units	$ 2,918,695
*	RSI Retirement Trust	Emerging Growth Equity Fund - 4,857 units	394,797
*	RSI Retirement Trust	Value Equity Fund - 32,486 units	3,100,437
*	RSI Retirement Trust	Actively Managed Bond Fund - 10,461 units	547,753
*	RSGroup Trust Company	Aggressive Asset Allocation - 115,277 units	1,409,265
*	RSGroup Trust Company	Moderate Asset Allocation - 87,993 units	1,106,779
*	RSGroup Trust Company	Conservative Asset Allocation - 32,164 units	416,490
*	RSGroup Trust Company	Stable Value Fund - 110,508 units	3,634,943
	Alger	MidCap Growth Fund - 86,140 units	1,453,182
	Alger	LargeCap Growth Fund - 10,700 units	126,257
	American Century	International Growth Fund - 11,748 units	106,433
	Neuberger & Berman	Genesis Trust Fund - 54,431 units	2,322,560
	SSGA S&P 500	Index Fund - 74,883 units	1,495,417
	Janus Adviser	LargeCap Growth Fund - 24,285 units	502,462
*	Partners Trust Financial Group, Inc.	Common stock - 760,839 shares	8,863,774
	Federated	Prime Obligations Fund - 67,788 units	67,787
	PIMCO	Total Return Fund - 123,334 units	1,315,971
*	Retirement System Group Inc.	Common Stock - 624 shares	2,296
*	Loans to participants	3.25% to 6.75%	716,130
			$ 30,501,428
* Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.
	See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Partners Trust Bank Incentive Savings Plan

Date: June 28, 2005 By: /s/ Roy Brock

Roy Brock

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm

32.1	Written Statement of Plan Administrator (Chief Executive Officer Equivalent of Plan)
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Written Statement of Chief Financial Officer of Partners Trust Bank (Chief Financial
Officer Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley Act of
2002